Third Quarter Report

September 30, 2017

GOLDCORP

Exhibit 99.2
Third Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2017	2016	2017	2016
Revenues	4	$866	$915	$2,570	$2,612
Mine operating costs
Production costs	4, 5	(459)	(523)	(1,435)	(1,550)
Depreciation and depletion	4, 11(d)	(250)	(267)	(735)	(770)
		(709)	(790)	(2,170)	(2,320)
Earnings from mine operations		157	125	400	292
Exploration, evaluation and project costs	11(a)	(19)	(7)	(40)	(24)
Share of net earnings related to associates and joint venture	12	27	47	128	111
Impairment reversal of mining interests, net	3(b), (c)	—	—	3	—
Corporate administration	5(a)	(40)	(42)	(112)	(149)
Restructuring costs	6	(1)	(6)	(4)	(45)
Earnings from operations, associates and joint venture	4	124	117	375	185
Gain on derivatives, net		—	1	5	2
Loss on disposition of mining interest, net of transaction costs	3(c)	—	—	(6)	—
Finance costs		(31)	(34)	(104)	(103)
Other (expense) income, net	8	(1)	5	22	(1)
Earnings before taxes		92	89	292	83
Income tax recovery (expense)	7	19	(30)	124	(22)
Net earnings		$111	$59	$416	$61

Net earnings per share
Basic	9(a)	$0.13	$0.07	$0.48	$0.07
Diluted	9(a)	0.13	0.07	0.48	0.07

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Net earnings	$111	$59	$416	$61
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net earnings:
Unrealized gains (losses) on available-for-sale securities	6	28	(14)	83
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings	(7)	(3)	(15)	(12)
Unrealized (loss) gain on derivatives designated as cash flow hedges	(4)	—	20	—
	(5)	25	(9)	71
Items that will not be reclassified subsequently to net earnings:
Remeasurement of defined benefit pension plans	3	1	—	—
Total other comprehensive (loss) income, net of tax	(2)	26	(9)	71
Total comprehensive income	$109	$85	$407	$132

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2017	2016	2017	2016
Operating activities
Net earnings		$111	$59	$416	$61
Adjustments for:
Reclamation expenditures		(9)	(6)	(17)	(22)
Items not affecting cash:
Depreciation and depletion	4, 11(d)	250	267	735	770
Share of net earnings related to associates and joint venture	12	(27)	(47)	(128)	(111)
Impairment reversal of mining interests, net	3(b), (c)	—	—	(3)	—
Share-based compensation		5	13	22	43
Unrealized gain on derivatives, net		—	(3)	(5)	(6)
Loss on disposition of mining interest, net of transaction costs	3(c)	—	—	6	—
Revision of estimates and accretion of closure cost obligations		7	4	16	17
Deferred income tax (recovery) expense	7	(89)	26	(311)	(55)
Other		10	(14)	12	12
Decrease (increase) in working capital	10	57	(32)	(43)	(149)
Net cash provided by operating activities		315	267	700	560
Investing activities
Acquisition of mining interest	3(a)	—	6	(266)	6
Expenditures on mining interests	4, 11(b)	(265)	(154)	(666)	(493)
Return of capital investment in associate	12	—	24	43	24
Proceeds from dispositions of mining interests, net of transaction costs	3(b), (c)	29	—	271	—
Interest paid	11(b)	(12)	(6)	(27)	(21)
Proceeds (purchases) of short-term investments and available-for-sale securities, net	10	9	22	(31)	49
Other	4(e)	—	(3)	(66)	(1)
Net cash used in investing activities		(239)	(111)	(742)	(436)
Financing activities
Debt repayments		—	(2)	—	(5)
Draw down (repayment) draw down of credit facility, net	13(c)(i)	16	(125)	70	—
Finance lease payments		(2)	(2)	(5)	(4)
Dividends paid to shareholders	9(b)	(15)	(14)	(46)	(81)
Common shares issued		—	—	1	3
Other		—	(1)	—	(23)
Net cash (used in) provided by financing activities		(1)	(144)	20	(110)
Increase (decrease) in cash and cash equivalents		75	12	(22)	14
Cash and cash equivalents, beginning of the period		80	328	157	326
Cash and cash equivalents, classified as held for sale at the beginning of the period		—	—	20	—
Cash and cash equivalents, end of the period	10	$155	$340	$155	$340
Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At September 30 2017	At December 31 2016
Assets
Current assets
Cash and cash equivalents	10	$155	$157
Short-term investments		40	43
Accounts receivable		136	95
Inventories		398	370
Sales and indirect taxes recoverable		380	271
Income taxes receivable		28	25
Assets held for sale	3(b)	—	548
Other	3(b)	166	59
		1,303	1,568
Mining interests
Owned by subsidiaries and joint operation	11	18,060	17,565
Investments in associates and joint venture	12	2,155	2,007
		20,215	19,572
Intangible asset	3(a)	59	—
Investments in securities		134	114
Deferred income taxes		50	49
Inventories		21	28
Other		156	166
Total assets		$21,938	$21,497
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$643	$512
Debt		499	—
Income taxes payable		107	52
Liabilities relating to assets held for sale	3(b)	—	118
Other		57	95
		1,306	777
Deferred income taxes		3,351	3,658
Debt		2,083	2,510
Deferred payment obligation	3(a)	185	—
Provisions		632	661
Finance lease obligations		244	247
Income taxes payable		134	127
Other		44	102
Total liabilities		7,979	8,082
Shareholders' equity
Common shares, stock options and restricted share units		18,251	18,064
Accumulated other comprehensive income		32	41
Deficit		(4,324)	(4,690)
		13,959	13,415
Total liabilities and shareholders' equity		$21,938	$21,497
Commitments and contingencies (notes 3(a), 13(c)(i) and 14); subsequent events (notes 3(b) and (e)).

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income	Deficit	Total
At January 1, 2017	853,812	$17,733	$331	$41	$(4,690)	$13,415
Total comprehensive income
Net earnings	—	—	—	—	416	416
Other comprehensive loss	—	—	—	(9)	—	(9)
	—	—	—	(9)	416	407
Acquisition of Exeter Resource Corporation (note 3(a))	11,255	156	2	—	2	160
Stock options exercised and restricted share units issued and vested	1,605	31	(30)	—	—	1
Share-based compensation	—	—	22	—	—	22
Dividends (note 9(b))	444	6	—	—	(52)	(46)
At September 30, 2017	867,116	$17,926	$325	$32	$(4,324)	$13,959

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive (loss) income	Deficit	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848
Total comprehensive income
Net earnings	—	—	—	—	61	61
Other comprehensive income	—	—	—	71	—	71
	—	—	—	71	61	132
Shares issued pursuant to the acquisition of Kaminak Gold Corporation	20,997	400	—	—	—	400
Stock options exercised and restricted share units issued and vested	2,129	51	(48)	—	—	3
Share-based compensation	—	—	42	—	—	42
Dividends (note 9(b))	197	3	—	—	(84)	(81)
At September 30, 2016	853,660	$17,730	$322	$65	$(4,773)	$13,344

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. ("Goldcorp" or "the Company") is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. At September 30, 2017, the Company's significant projects include the Borden, Cochenour and Coffee projects in Canada, and the NuevaUnión (50% interest) and Cerro Casale/Caspiche projects (50% interest) in Chile.
On June 9, 2017, the Company acquired 50% of the Cerro Casale project which was contributed to a newly formed 50/50 joint operation with Barrick Gold Corporation ("Barrick"). In June 2017, the Company also acquired 83.2% of Exeter Resource Corporation ("Exeter") and its Caspiche project ("Caspiche"), with the remaining ownership interest acquired in the third quarter of 2017. On September 27, 2017, the Company contributed 100% of Caspiche to the joint operation with Barrick (note 3(a)). With the contribution of Caspiche to the joint operation, Goldcorp and Barrick jointly control more than 20,000 hectares of mineral properties in the Maricunga District in Chile.
On April 7, 2017, the Company completed the sale of the Los Filos mine in Mexico to Leagold Mining Corporation ("Leagold") (note 3(b)). As part of the consideration, the Company received 25.3% of Leagold's issued and outstanding shares which is accounted for as an investment in associate using the equity method.

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements include the accounts of Goldcorp Inc., the ultimate parent company of its consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.
The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References C$ are to Canadian dollars.
Changes in accounting standards not yet effective:
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company plans to apply IFRS 15 at the date it becomes effective but has not yet selected a transition approach.
The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its doré and concentrate sale agreements. The Company does not anticipate any material changes in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.
In addition, IFRS 15 requires entities to apportion revenue earned from contracts to individual promises or performance obligations on a relative standalone selling price basis. In accordance with the terms of the Company's concentrate agreements, the seller must contract

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Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change on the amount of revenue recognized in a year is not expected to be material. The Company will finalize its assessment and implementation of IFRS 15 in the fourth quarter of 2017.
IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company's revenue streams, which consist of the Company's bullion, doré and concentrate sales, to supplement the revenue data that are currently presented in the segmented information disclosure (note 4). New disclosures will be presented relating to the timing of completion of the Company's performance obligations, for example, upon delivery, and/or other points in time and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.
The following summarizes the significant changes in IFRS 9 compared to the current standards:

•
The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. If the Company does not make this election, changes in fair value of the equity securities will be recognized in earnings (loss).

•
The introduction of the new "expected credit loss" impairment model is not expected to have an impact on the Company, given the Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company's receivables.

•
The changes to hedge accounting are not expected to have a significant impact on the Company. Under the current standard, the Company can elect to record basis adjustments against the carrying amount of the non-financial asset or in earnings at the same time the non-financial item affects earnings. Under IFRS 9, it is mandatory to record the basis adjustments against the carrying amount of the non-financial asset. As the Company's current policy aligns with the new requirement, this change has no impact on the Company. Additionally, supplementary documentation and on-going assessment of hedge effectiveness may be required under the new standard. However, these requirements are not expected to have a material impact on the hedging arrangements of the Company.

Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A leasee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective but has not yet selected a transition approach.
Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16. The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. These include land surface right agreements and service contracts that may contain embedded leases for property, plant and equipment. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company estimates the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.

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Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2016, and the following critical judgments in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of its interests in Cerro Casale and Exeter in June 2017 did not meet the criteria of a business combination and the transactions have been accounted for as acquisitions of assets (note 3(a)).
Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. During the second quarter of 2017, the Company entered into the following transactions which required judgement to determine when the Company has control of subsidiaries or joint control of joint arrangements:

a. Acquisition of Exeter

On June 7, 2017, based on the fact that Goldcorp has a majority ownership interest in Exeter, the majority of the Exeter board of directors were Goldcorp nominees and Exeter's key management personnel was comprised of officers appointed by Goldcorp, the Company concluded that it has control over Exeter. Accordingly, Exeter met the criteria to be classified as a subsidiary. Commencing at the acquisition date of June 7, 2017, the financial results of Exeter were included in the results of the consolidated group and the portion of Exeter's net assets that was not attributable to Goldcorp was accounted for as non-controlling interest as a separate component of equity (note 3(a)) up to August 2, 2017, when the Company acquired the remaining 16.8% of Exeter.

b. Accounting for the 50% interest in Cerro Casale and Caspiche

Based on assessment of the relevant facts and circumstances, primarily the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that the Cerro Casale/Caspiche Project is a jointly controlled entity. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Despite the fact that the joint venture is a limited liability company and the parties do not have rights and obligations to individual assets and liabilities, the Company concluded that the Cerro Casale/Caspiche Project is a joint operation as the arrangement requires the owners to purchase the output on a pro rata basis, indicating that the entity has rights and obligations to the separate assets and liabilities of the joint entity. As such, the project has been proportionately consolidated with the results of the consolidated group (note 3(a)).

c. Acquisition of equity interest in Leagold

As Goldcorp owns greater than 20% of Leagold, Goldcorp is considered to have significant influence over Leagold, and therefore, is required to account for its interest in Leagold using the equity method (note 3(b)).

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Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

Income and value added taxes
The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final income taxes paid and value added tax (“VAT”) refunds received are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from tax audits.

The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

VAT receivables are generated on the purchase of supplies and services in several of the jurisdictions that the Company operates in. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of information and follow-up. The Company is exposed to liquidity risk, credit risk and currency risk with respect to its VAT receivables if tax authorities are unwilling to make payments in a timely manner in accordance with the Company’s refund requests. The Company regularly monitors actual and projected collections of its VAT receivables to inform its assessment as to the collectability of the VAT receivables and classification as current and non-current assets.

In June 2017, the Mexican government’s tax authority indicated that it had experienced an increase in VAT refund requests and as a result had commenced more in-depth assessments of the requests. In light of this and the fact that the Company did not receive any VAT refunds from the Mexican government in the second quarter and received only $6 million in the third quarter of 2017 (second and third quarter of 2016 – $30 million and $28 million, respectively), the Company reassessed the collectability and classification of its Mexican VAT receivables and determined that no allowance was necessary. At September 30, 2017, the total VAT receivable due to the Company from Mexican tax authorities was $366 million (December 31, 2016 – $237 million), including the tax receivables retained on the sale of Los Filos. Subsequent to the third quarter, the Company received $85 million in VAT refund proceeds relating to Los Filos. If on review of the Company’s VAT refund requests, the Mexican tax authority disallows any portion of the Company’s VAT refund requests, an additional charge to expense would result.

3.	ACQUISITIONS AND DIVESTITURES

(a)	Agreements to acquire Cerro Casale and Caspiche Projects

On June 9, 2017, the Company completed the acquisition of a 50% interest in the Cerro Casale Project. The transaction was executed in multiple steps, including the acquisition of a 25% interest by Goldcorp in the project from each of Kinross Gold Corporation ("Kinross") and Barrick, which resulted in Barrick and Goldcorp each owning 50% of the project and subsequently forming a 50/50 joint operation with Barrick. The Cerro Casale Project is located in the Maricunga Gold Belt in the Atacama Region in northern Chile.
The Company also acquired 100% of the issued and outstanding shares of Exeter and its Caspiche Project, also located in the Maricunga Gold Belt. In the third quarter of 2017, after completing the acquisition of the 100% interest in Exeter, Goldcorp contributed the Caspiche Project into the joint operation with Barrick, which resulted in a 50% interest held by each of Barrick and Goldcorp in the Cerro Casale/Caspiche Project.
The key steps in the transactions were as follows:

•
Acquisition of Kinross' 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for: (i) an initial cash payment of $260 million; (ii) the granting of a 1.25% royalty interest to Kinross on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale.

•
Acquisition of an additional 25% interest in Cerro Casale from Barrick for: (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of the joint operation’s expenditures (as described below); (ii) the granting of a 1.25% royalty interest to Barrick on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint operation.

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Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

•
Acquisition of Exeter and its 100% owned Caspiche Project: under the terms of the supported takeover bid, Exeter shareholders received 0.12 of a common share of Goldcorp for each Exeter common share held. On June 7, 2017, the Company acquired 83.2% of the issued and outstanding common shares of Exeter for share consideration of $131 million in Goldcorp common shares and on August 7, 2017, the Company acquired the remaining 16.8% interest for share consideration of $25 million.

•
Formation of a new 50/50 joint operation with Barrick: The joint operation includes a 100% interest in each of the Cerro Casale and Quebrada Seca projects. Additionally, the Caspiche Project was contributed to the joint operation after the Company acquired 100% of Exeter in the third quarter of 2017. 50% of Caspiche’s acquisition cost, or approximately $80 million, has been credited against Goldcorp’s deferred payment obligation to Barrick. Additionally, Goldcorp will be required to spend a minimum of $60 million in the two-year period following closing of the Cerro Casale transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall, with a corresponding reduction in the deferred payment obligation. As of September 30, 2017, the deferred payment obligation amounted to $185 million (December 31, 2016 – $nil).

The total amount of consideration paid for the acquisition of the 50% interest in the Cerro Casale and Quebrada Seca projects was $526 million, comprised of a $260 million initial cash payment to Kinross, the $260 million deferred payment obligation to Barrick and $6 million of transaction costs. The deferred obligation payment includes an annual price adjustment of 4.75% per annum. The royalty interests for future production and contingent payments to Barrick and Kinross stipulated in the agreements will be recognized as production costs and mining interests, respectively, if and when the obliging events occur.
The Company concluded the acquired assets and assumed liabilities of Cerro Casale did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows: $449 million to mining interest, $59 million representing water rights classified as intangible asset, $21 million to tax receivables and $3 million to reclamation and other current liabilities. Additionally, the Company concluded that the Cerro Casale Project is a joint operation, as such, it has been proportionately consolidated with the results of the Company.

The Company issued common shares totaling $131 million in consideration for the Company's initial 83.2% interest in Exeter, which were valued using the closing price of Exeter's shares at the acquisition date, and transaction and other costs of $5 million. The Company concluded the acquired assets and assumed liabilities of Exeter did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The consideration paid was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $160 million allocated to mining interests, and $3 million to working capital. At June 30, 2017, the portion of Exeter's net assets that was not attributable to Goldcorp was accounted for as a non-controlling interest, with a fair value of $27 million. Upon the acquisition of the remaining 16.8% ownership interest on August 2, 2017, the non-controlling interest was derecognized and the difference between the acquisition consideration of $25 million and the carrying amount of the non-controlling interest of $27 million was recognized as an increase to the Company's equity.

(b)	Divestiture of Los Filos

On April 7, 2017, the Company completed the sale of Los Filos to Leagold and received total consideration of $350 million, before working capital adjustments. The consideration was comprised of $71 million of Leagold common shares, $250 million in cash and a $29 million short-term promissory note which was paid in July 2017. The Company also retained rights to certain VAT receivables of approximately $100 million. At September 30, 2017, the balance of the VAT receivables was $97 million (December 31, 2016 – $nil) and was included in other current assets on the Consolidated Balance Sheet. During the three and nine months ended September 31, 2017, $6 million of the VAT receivables was received, with an additional $85 million received in October 2017.

At December 31, 2016, the sale was considered highly probable; therefore, the assets and liabilities of Los Filos were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. In connection with the transaction, the Company recognized a net reversal for the 2015 impairment of mining interests of $43 million; an impairment reversal of $59 million was recognized during the year ended December 31, 2016 based on estimated proceeds from the sale. A subsequent impairment of $16 million was recognized during the three months ended March 31, 2017 based on changes to the carrying value of the Los Filos assets as a result of normal operations. There was no gain or loss on the disposition.

GOLDCORP    |  10

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

Total consideration, including working capital adjustments (net of transaction costs of $3 million)	$348
Net assets sold and derecognized:
Cash and cash equivalents	23
Inventories and heap leach ore - current	143
Other current assets	14
Inventories and heap leach ore - non-current	128
Mining interests	151
Accounts payable and accrued liabilities	(38)
Deferred tax liabilities	(12)
Provisions	(56)
Other	(5)
348
Gain (loss) on disposition	$—

Los Filos and Leagold are presented in Other in the segment information disclosure (note 4).

(c)    Divestiture of Cerro Blanco

On May 31, 2017, the Company completed the sale of the Cerro Blanco Project in Guatemala to Bluestone Resources Inc. ("Bluestone") for total consideration of $22 million, comprised of $18 million in cash, and 3 million Bluestone common shares with a fair value of $4 million. Goldcorp will receive an additional $15 million cash payment from Bluestone upon declaration of commercial production at Cerro Blanco and a 1% net smelter return royalty on production.
During the first quarter of 2017, immediately prior to the classification to assets and liabilities as held for sale, the carrying amount of Cerro Blanco was remeasured to its recoverable amount, being its fair value less costs of disposal ("FVLCD"), based on the expected proceeds from the sale. As a result, the Company recorded an impairment reversal in the first quarter of $19 million. On completion of the sale, the Company recognized a loss on the disposal of $6 million, net of transaction costs of $1 million.
Cerro Blanco's assets and liabilities were presented in Other in the segment information disclosure up to the date of disposition (note 4).
(d)    Divestiture of Camino Rojo

On June 21, 2017, the Company announced that it has entered into an agreement to sell its 100% interest in the Camino Rojo Project, part of the Peñasquito mine located in Mexico, to Orla Mining Ltd. ("Orla"). Under the terms of the agreement, the Company will receive 19.9% of the issued and outstanding shares of Orla and a 2% net smelter return royalty on revenues from all metal production from the Camino Rojo oxide project. The Company also has the option to acquire up to 70% interest in future sulphide projects, subject to certain criteria. The transaction is expected to close in the fourth quarter of 2017. The value of consideration received is expected to be credited to mining interests associated with Peñasquito, resulting in $nil gain or loss on disposition.

(e)     Divestiture of San Nicolas
On October 18, 2017, the Company sold its 21% interest in the San Nicolas copper-zinc project, a stand-alone project in Mexico, to Teck Resources Limited for cash consideration of $50 million. The carrying value of San Nicolas was nominal at September 30, 2017.

GOLDCORP    |  11

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

4.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as operating segments for financial reporting purposes except as noted below.
Following the Company's acquisition and divestitures, and the closure of Marlin during the second quarter of 2017, the Company reassessed its segments for financial reporting purposes. The Company concluded that Marlin and Los Filos are no longer operating segments and are included in Other; they were previously included in the Other mines operating segment. The Company's 37.5% interest in Alumbrera, which was previously reported as Other associate, and Leagold are also presented in Other, because their financial results do not meet the quantitative threshold required for segment disclosure purposes. Prior periods' results have been re-presented to reflect the current presentation.
Assets in Other also include the Company's 100% interest in the Coffee Project, the Company's 50% interests in the NuevaUnión and the Cerro Casale/Caspiche projects, corporate assets and the Company's closed and inactive mines. Liabilities in Other include the Company's $1.0 billion notes, $1.5 billion notes, $185 million of deferred payment obligation (note 3(a)), net draws on the revolving credit facility, asset retirement obligations for closed and inactive mines and certain income taxes payable.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)(d)		Expenditures on mining interests
Three Months Ended September 30	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Éléonore	$95	$87	$59	$58	$33	$34	$—	$(4)	$25	$23
Musselwhite	72	79	33	36	11	15	25	26	11	7
Porcupine	89	85	54	48	32	21	(4)	17	24	11
Red Lake	49	111	37	42	18	31	(6)	34	18	21
Peñasquito	395	289	198	197	77	70	118	22	151	47
Cerro Negro	166	147	75	60	72	59	15	26	20	24
Pueblo Viejo	128	175	49	56	9	12	70	108	15	9
Other	42	178	60	118	9	40	(70)	(30)	25	24
Attributable segment total	1,036	1,151	565	615	261	282	148	199	289	166
Excluding attributable amounts from associates and joint venture	(170)	(236)	(106)	(92)	(11)	(15)	(24)	(82)	(24)	(12)
Consolidated total	$866	$915	$459	$523	$250	$267	$124	$117	$265	$154

GOLDCORP    |  12

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)(d)		Expenditures on mining interests
Nine Months Ended September 30	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Éléonore	$269	$264	$181	$177	$97	$107	$(13)	$(19)	$83	$62
Musselwhite	210	234	109	102	31	47	63	80	36	19
Porcupine	241	267	155	143	86	56	(12)	64	74	41
Red Lake	189	301	132	136	62	90	(9)	59	55	76
Peñasquito	1,086	682	564	516	216	165	302	(1)	304	167
Cerro Negro	436	442	194	185	190	172	44	75	58	75
Pueblo Viejo	403	439	144	150	29	32	230	258	34	28
Other	296	599	249	425	62	143	(98)	(152)	61	55
Attributable segment total	3,130	3,228	1,728	1,834	773	812	507	364	705	523
Excluding attributable amounts from associates and joint venture	(560)	(616)	(293)	(284)	(38)	(42)	(132)	(179)	(39)	(30)
Consolidated total	$2,570	$2,612	$1,435	$1,550	$735	$770	$375	$185	$666	$493

At September 30, 2017	Assets	Liabilities	Net Assets
Éléonore	$2,730	$277	$2,453
Musselwhite	834	159	675
Porcupine	1,018	256	762
Red Lake	2,538	288	2,250
Peñasquito	8,312	3,066	5,246
Cerro Negro	3,390	743	2,647
Pueblo Viejo	1,181	—	1,181
Other (notes 3(a) and (c)) (e)	1,935	3,190	(1,255)
Total	$21,938	$7,979	$13,959

At December 31, 2016	Assets	Liabilities	Net Assets
Éléonore	$2,759	$356	$2,403
Musselwhite	774	153	621
Porcupine	1,028	260	768
Red Lake	2,526	342	2,184
Peñasquito	8,011	3,033	4,978
Cerro Negro	3,536	738	2,798
Pueblo Viejo	1,123	—	1,123
Other (e)	1,740	3,200	(1,460)
Total	$21,497	$8,082	$13,415

(a)
The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders. The Company’s consolidated revenues (excluding attributable share of revenues from Pueblo Viejo and Alumbrera) for the three and nine months ended September 30 were derived from the following:

GOLDCORP    |  13

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

	Three Months Ended September 30				Nine Months Ended September 30
	2017		2016		2017		2016
Gold	$628	73%	$716	78%	$1,916	75%	$2,148	82%
Silver	90	10%	119	13%	282	11%	289	11%
Zinc	117	14%	60	7%	296	12%	134	5%
Lead	30	3%	19	2%	66	2%	38	2%
Copper	1	—%	1	—%	10	—%	3	—%
	$866	100%	$915	100%	$2,570	100%	$2,612	100%
Certain of the Company's mines (including the Company's associates and joint operations) supplemented their gold revenues with the sale of other metals as shown in the table below:

Three Months Ended September 30		Peñasquito	Cerro Negro	Pueblo Viejo	Other
Gold	2017	$172	$151	$121	$14
	2016	$133	$131	$168	$66
Silver	2017	75	15	7	1
	2016	76	16	7	27
Zinc	2017	117	—	—	—
	2016	60	—	—	—
Lead	2017	30	—	—	—
	2016	19	—	—	—
Copper	2017	1	—	—	12
	2016	1	—	—	28
Molybdenum	2017	—	—	—	—
	2016	—	—	—	2
Total	2017	$395	$166	$128	$27
	2016	$289	$147	$175	$123

Nine Months Ended September 30		Peñasquito	Cerro Negro	Pueblo Viejo	Other
Gold	2017	$509	$395	$381	$115
	2016	$340	$395	$423	$201
Silver	2017	205	41	22	38
	2016	167	47	15	74
Zinc	2017	296	—	—	—
	2016	134	—	—	—
Lead	2017	66	—	—	—
	2016	38	—	—	—
Copper	2017	10	—	—	60
	2016	3	—	1	83
Molybdenum	2017	—	—	—	3
	2016	—	—	—	3
Total	2017	$1,086	$436	$403	$216
	2016	$682	$442	$439	$361

GOLDCORP    |  14

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three and nine months ended September 30, 2017, intersegment purchases included $128 million and $403 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (three and nine months ended September 30, 2016 – $175 million and $438 million, respectively) and revenues related to the sale of these ounces to external third parties were $128 million and $403 million, respectively (three and nine months ended September 30, 2016 – $175 million and $438 million, respectively).

(c)
A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's earnings before taxes per the Condensed Interim Consolidated Statements of Earnings is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Attributable segment total earnings from operations, associates and joint venture	$148	$199	$507	$364
Adjustment to account for Pueblo Viejo, NuevaUnión, Leagold and Alumbrera on an equity method basis	(24)	(82)	(132)	(179)
Gain on derivatives, net	—	1	5	2
Loss on disposition of mining interest, net of transaction costs	—	—	(6)	—
Finance costs	(31)	(34)	(104)	(103)
Other (expense) income, net	(1)	5	22	(1)
Earnings before taxes	$92	$89	$292	$83

(d)
During the three and nine months ended September 30, 2016, $6 million and $24 million, respectively, of corporate restructuring costs (note 6) were included in Other. There were no restructuring costs included in Other in the three and nine months ended September 30, 2017.

(e)
On February 15, 2017, the Company paid cash consideration of $65 million and recognized a $2 million loss on the acquisition of the 4% gold stream on the El Morro deposit, part of the Company's NuevaUnión joint venture, from New Gold Inc. eliminating the Company's liability to New Gold Inc.

5.	PRODUCTION COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Raw materials and consumables	$193	$256	$631	$707
Salaries and employee benefits (a)	118	121	364	383
Contractors	99	103	308	302
Royalties	19	23	60	49
Transportation costs	12	8	35	24
Write down of inventories to net realizable value	—	—	12	2
Change in inventories	(5)	(6)	(41)	1
Other	23	18	66	82
	$459	$523	$1,435	$1,550

(a)
Salaries and employee benefits exclude $16 million and $44 million of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of Earnings for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 – $20 million and $56 million, respectively). Salaries and employee benefits also exclude amounts related to restructuring activities incurred at mine sites of $1 million and $4 million for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 – $nil and $23 million, respectively). These costs are presented separately as restructuring costs in the Condensed Interim Consolidated Statements of Earnings (note 6).

GOLDCORP    |  15

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

6.	RESTRUCTURING COSTS
The Company incurred $1 million and $4 million in restructuring costs during the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 – $6 million and $45 million, respectively), of which $nil related to the accelerated vesting of share-based compensation (three and nine months ended September 30, 2016 – $nil and $2 million, respectively). The restructuring costs relate primarily to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices. At September 30, 2017, $2 million (December 31, 2016 – $16 million) of the restructuring costs was included in accrued liabilities. During the three and nine months ended September 30, 2017, $nil and $18 million, respectively (three and nine months ended September 30, 2016 – $11 million and $29 million, respectively) of the accrued liabilities was paid.

7.	INCOME TAXES

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Current income tax expense	$70	$4	$187	$77
Deferred income tax (recovery) expense	(89)	26	(311)	(55)
Income tax (recovery) expense	$(19)	$30	$(124)	$22
The income tax rate for the three months ended September 30, 2017 was negative 21% (three months ended September 30, 2016 – 34%). After adjusting income tax expense for the impacts of foreign exchange gains on the translation of deferred income tax assets and liabilities of $19 million (foreign exchange losses for the three months ended September 30, 2016 – $30 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $21 million (three months ended September 30, 2016 – $8 million), and other tax recovery items of $11 million (three months ended September 30, 2016 – $10 million), and adjusting the earnings before taxes for net non-taxable items of $21 million including non-deductible share based compensation expense (three months ended September 30, 2016 – $35 million), the effective tax rate for the three months ended September 30, 2017 was 45% (three months ended September 30, 2016 – 33%).
The income tax rate for the nine months ended September 30, 2017 was negative 42% (nine months ended September 30, 2016 – 27%). After adjusting income tax expense for the impacts of foreign exchange gains on the translation of deferred income tax assets and liabilities of $100 million (foreign exchange losses for the nine months ended September 30, 2016 – $121 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $46 million (nine months ended September 30, 2016 – $79 million), and other tax recovery items of $31 million (nine months ended September 30, 2016 – $30 million), and adjusting the earnings before taxes for net non-taxable items of $102 million including non-deductible share based compensation expense (nine months ended September 30, 2016 – $68 million), the effective tax rate for the nine months ended September 30, 2017 was 28% (nine months ended September 30, 2016 – 67%).

8.	OTHER (EXPENSES) INCOME , NET

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Foreign exchange (loss) gain	$(11)	$(12)	$6	$(59)
Finance income	10	12	29	38
Gains on sale of investments	8	12	16	23
Other	(8)	(7)	(29)	(3)
	$(1)	$5	$22	$(1)

GOLDCORP    |  16

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

9.	PER SHARE INFORMATION

(a)	Net earnings per share
Net earnings per share for the three and nine months ended September 30, 2017 was calculated based on basic and diluted net earnings of $111 million and $416 million, respectively (three and nine months ended September 30, 2016 – net earnings of $59 million and $61 million, respectively) and the weighted average number of shares outstanding used in the calculation were based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in millions)	2017	2016	2017	2016
Basic weighted average number of shares outstanding	866	849	859	837
Effect of dilutive stock options and restricted share units	3	4	3	4
Diluted weighted average number of shares outstanding	869	853	862	841
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net earnings per share for the three and nine months ended September 30, 2017 because they were anti-dilutive, were 7 million stock options (three and nine months ended September 30, 2016 – 8 million) and nil restricted share units (three and nine months ended September 30, 2016 – nil).
(b)    Dividends declared
On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. During the three and nine months ended September 30, 2017, the Company declared dividends of $0.02 per share and $0.06 per share for total dividends of $17 million and $52 million, respectively (three and nine months ended September 30, 2016 – $0.02 per share and $0.10 per share for dividends of $16 million and $84 million, respectively).
During the three and nine months ended September 30, 2017, the Company issued $2 million and $6 million, respectively (three and nine months ended September 30, 2016 – $2 million and $3 million, respectively) in common shares under the Company's Dividend Reinvestment Plan.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	At September 30 2017	At December 31 2016
Cash and cash equivalents are comprised of:
Cash	$154	$146
Short-term money market investments	1	11
	$155	$157

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Decrease (increase) in working capital
Accounts receivable decrease (increase)	$3	$(41)	$(34)	$(42)
Inventories (increase) decrease	(5)	5	(34)	20
Sales and indirect taxes recoverable increase	(35)	(1)	(60)	(53)
Accounts payable and accrued liabilities increase (decrease)	81	(7)	73	(116)
Income taxes payable increase (decrease), net of income taxes receivable	25	(16)	22	(4)
Other	(12)	28	(10)	46
	$57	$(32)	$(43)	$(149)

GOLDCORP    |  17

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Operating activities include the following cash received (paid):
Interest received	$1	$42	$26	$76
Interest paid	(21)	(25)	(67)	(66)
Income taxes refunded	—	—	9	14
Income taxes paid	(52)	(23)	(161)	(109)
Investing activities include the following cash received (paid):
Net proceeds (purchases) of short-term investments and available-for-sale securities
Purchases of short-term investments	$—	$(5)	$(43)	$(48)
Proceeds from maturity of short-term investments	3	—	46	63
Purchases of available-for-sale securities	(5)	—	(58)	(19)
Proceeds from sale of available-for-sale securities	11	27	24	53
	$9	$22	$(31)	$49

11.	MINING INTERESTS – OWNED BY SUBSIDIARIES AND JOINT OPERATIONS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	Total
Cost
At January 1, 2017	$12,668	$4,670	$7,225	$6,757	$31,320
Acquisition of mining interest (note 3(a))	—	529	—	2	531
Expenditures on mining interests (a)(b)(c)	290	115	—	332	737
Transfers and other movements	(30)	(36)	(5)	(44)	(115)
At September 30, 2017	12,928	5,278	7,220	7,047	32,473
Accumulated depreciation and depletion and impairment
At January 1, 2017	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Depreciation and depletion (d)	(450)	—	—	(288)	(738)
Impairment reversal (note 3(c))	—	18	—	1	19
Transfers and other movements	(2)	—	—	63	61
At September 30, 2017	(6,232)	(2,492)	(2,263)	(3,426)	(14,413)
Carrying amount – At September 30, 2017	$6,696	$2,786	$4,957	$3,621	$18,060

GOLDCORP    |  18

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	Total
Cost
At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034
Acquisition of mining interest	—	386	—	—	386
Expenditures on mining interests	335	96	—	243	674
Reclassifications to asset held for sale (note 3(b))	(509)	—	(13)	(191)	(713)
Transfers and other movements	878	(158)	(753)	(28)	(61)
At December 31, 2016	12,668	4,670	7,225	6,757	31,320
Accumulated depreciation and depletion and impairment
At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Depreciation and depletion	(599)	—	—	(397)	(996)
Reclassifications to asset held for sale (note 3(b))	368	—	—	178	546
Impairment reversal (loss), net	58	—	—	(6)	52
Transfers and other movements	1	—	—	46	47
At December 31, 2016	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Carrying amount – At December 31, 2016	$6,888	$2,160	$4,962	$3,555	$17,565
A summary by property of the carrying amount of mining interests owned by subsidiaries and joint operations is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	At September 30 2017	At December 31 2016
Éléonore	$1,597	$85	$—	$935	$2,617	$2,643
Musselwhite	244	16	56	173	489	477
Porcupine	331	187	222	123	863	872
Red Lake	790	693	411	375	2,269	2,260
Coffee	—	422	—	1	423	399
Peñasquito	2,440	783	3,372	1,138	7,733	7,603
Cerro Negro	1,294	61	896	777	3,028	3,166
Cerro Casale and Caspiche	—	537	—	2	539	—
Corporate and other (note 3(c))	—	2	—	97	99	145
	$6,696	$2,786	$4,957	$3,621	$18,060	$17,565

GOLDCORP    |  19

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

(a)	Exploration, evaluation and project costs incurred by the Company during the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Total exploration, evaluation and project expenditures	$32	$27	$81	$75
Less: amounts capitalized to mining interests	(13)	(20)	(41)	(51)
Total exploration, evaluation and project costs recognized in the Condensed Interim Consolidated Statements of Earnings	$19	$7	$40	$24

(b)
Expenditures on mining interests include finance lease additions, capitalized borrowing costs and deposits on mining interests, and are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Capitalized expenditures on mining interests including associates and joint venture	$302	$153	$755	$472
Interest paid	(12)	(6)	(27)	(21)
(Increase) decrease in accrued expenditures	(25)	7	(62)	42
Expenditures on mining interests per Condensed Interim Consolidated Statements of Cash Flows	$265	$154	$666	$493

(c)	Includes capitalized borrowing costs incurred during the three and nine months ended September 30 as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Red Lake - Cochenour	$6	$6	$17	$17
Cerro Casale/Caspiche Project	6	—	6	—
Porcupine - Borden Project	3	1	3	2
Peñasquito - Pyrite Leach Project	1	—	3	—
Other	2	—	2	—
	$18	$7	$31	$19

(d)
A reconciliation of depreciation and depletion during the three and nine months ended September 30 to depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Total depreciation and depletion	$256	$265	$738	$747
Less: amounts capitalized to mining interests	(1)	(1)	(4)	(11)
Changes in amounts allocated to ending inventories	(5)	3	1	34
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings	$250	$267	$735	$770

(e)
At September 30, 2017, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $459 million (December 31, 2016 – $309 million).

GOLDCORP    |  20

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

12.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At September 30, 2017, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión, a 22.9% interest in Leagold (included in "Other") and a 37.5% interest in Alumbrera (included in "Other"). These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2017	$1,123	$884	$—	$2,007
Company’s share of net earnings of associates and joint venture	94	1	—	95
Acquisition of interest in Leagold (note 3(b))	—	—	71	71
Capital investment	—	18	—	18
Return of capital investment	(43)	—	—	(43)
Other	7	—	—	7
At September 30, 2017	$1,181	$903	$71	$2,155

At January 1, 2016	$967	$872	$—	$1,839
Company’s share of net earnings of associates and joint venture	169	2	—	171
Capital investment	—	10	—	10
Return of capital investment	(24)	—	—	(24)
Other	11	—	—	11
At December 31, 2016	$1,123	$884	$—	$2,007

(a)
At September 30, 2017, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $503 million (December 31, 2016 – $537 million), which is included in the Company's investments in associates and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $26 million (December 31, 2016 – $31 million) in interest receivable relating to the shareholder loan.

(b)
During the three and nine months ended September 30, 2017, the Company recognized a reduction of $nil and $33 million (three and nine months ended September 30, 2016 – $nil) in the Company's provision to fund its share of Alumbrera's reclamation and closure cost obligations which has been classified as Share of Net Earnings Related to Associate and Joint Venture in the Condensed Interim Consolidated Statements of Earnings. The reduction in the provision reflects the expectation that Alumbrera will be able to fund a greater portion of its reclamation costs than previously estimated due to improved financial results, primarily as a result of higher realized copper prices.

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Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS AND RELATED RISKS

(a)	Financial assets and liabilities by categories

At September 30, 2017	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$155	$—	$—	$155
Short-term investments	40	—	—	—	—	40
Accounts receivable arising from sales of metal concentrates	—	—	110	—	—	110
Investments in securities	—	134	—	—	—	134
Derivative assets designated as hedging instruments	—	—	—	—	9	9
Derivative assets not designated as hedging instruments	—	—	11	—	—	11
Other current and non-current financial assets	42	—	—	—	—	42
Total financial assets	$82	$134	$276	$—	$9	$501
Financial liabilities
Debt	$—	$—	$—	$(2,582)	$—	$(2,582)
Deferred payment obligation	—	—	—	(185)	—	(185)
Accounts payable and accrued liabilities	—	—	—	(618)	—	(618)
Other current and non-current financial liabilities	—	—	—	(257)	—	(257)
Total financial liabilities	$—	$—	$—	$(3,642)	$—	$(3,642)

At December 31, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$157	$—	$—	$157
Short-term investments	43	—	—	—	—	43
Accounts receivable arising from sales of metal concentrates	—	—	77	—	—	77
Investments in securities	—	114	—	—	—	114
Derivative assets not designated as hedging instruments	—	—	7	—	—	7
Other current and non-current financial assets	39	—	—	—	—	39
Total financial assets	$82	$114	$241	$—	$—	$437
Financial liabilities
Debt	$—	$—	$—	$(2,510)	$—	$(2,510)
Accounts payable and accrued liabilities	—	—	—	(478)	—	(478)
Derivative liabilities not designated as hedging instruments	—	—	(22)	—	—	(22)
Other current and non-current financial liabilities	—	—	—	(259)	—	(259)
Total financial liabilities	$—	$—	$(22)	$(3,247)	$—	$(3,269)

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Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

(b) Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At September 30, 2017		At December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$155	$—	$157	$—
Accounts receivable arising from sales of metal concentrates	—	110	—	77
Investments in securities	134	—	114	—
Derivative assets designated as cash flow hedges	—	9	—	—
Derivative assets not designated as cash flow hedges	—	11	—	7
Derivative liabilities designated as cash flow hedges	—	—	—	(22)
At September 30, 2017, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
There were no transfers between Level 1 and Level 2 during the three and nine months ended September 30, 2017. At September 30, 2017, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets:
At September 30, 2017, the Company's derivative assets were comprised of investments in warrants and foreign currency forward contracts. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates. Foreign currency forward contracts are valued using a combination of quoted prices and market-derived inputs including credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured at fair value
At September 30, 2017, the fair values of the Company's notes payable and deferred payment obligation, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes	1	Closing price	$1,004	$1,089
$1.5 billion notes	1	Closing price	$1,493	$1,545
Deferred payment obligation	2	4.75% (2)	$185	$185

(1)	Includes accrued interest payable.

(2)	Represents the Company's current rate of borrowing.

At September 30, 2017, the carrying amounts of the Company's short-term investments, other current financial assets, accounts payable and accrued liabilities and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

GOLDCORP    |  23

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

(c)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2016. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three and nine months ended September 30, 2017 except as noted below.
(i)    Liquidity risk
During the three and nine months ended September 30, 2017, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $315 million and $700 million, respectively (three and nine months ended September 30, 2016 – $267 million and $560 million, respectively). At September 30, 2017, Goldcorp held cash and cash equivalents of $155 million (December 31, 2016 – $157 million) and short-term investments of $40 million (December 31, 2016 – $43 million). At September 30, 2017, the Company's working capital, defined as current assets less current liabilities, was negative $3 million (December 31, 2016 – positive $791 million), which was primarily due to the timing of payments to vendors and an increase in payables related to an expansion project at Peñasquito. At December 31, 2016, $430 million of the total working capital was comprised of the Company's net assets held for sale (notes 3(b)).
During the second quarter of 2017, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2022. At September 30, 2017, the balance outstanding on the revolving credit facility was $100 million (December 31, 2016 – $30 million) with $2.9 billion available for the Company's use (December 31, 2016 – $2.97 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at September 30, 2017.
At September 30, 2017, the Company had letters of credit outstanding in the amount of $426 million (December 31, 2016 – $423 million) of which $326 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $408 million at September 30, 2017, including the Company's funding obligation for the Cerro Casale/Caspiche Project for the next twelve months. Additionally, during the three months ended September 30, 2017, the Company entered into an agreement with a certain vendor to construct the Coffee Project and manage its initial two years of operation. The total capital and operating commitments under the agreement are $346 million and $328 million, respectively, with the majority of the amount to be spent evenly throughout 2019 to 2023.
(ii)    Market risk
Currency risk
During the three and nine months ended September 30, 2017, the Company recognized a net foreign exchange loss of $11 million and net gain of $6 million, respectively (three and nine months ended September 30, 2016 – loss of $12 million and $59 million, respectively), and a net foreign exchange gain of $24 million and $87 million, respectively in income tax expense on income taxes receivable (payable) and deferred income taxes (three and nine months ended September 30, 2016 – loss of $27 million and $108 million). Based on the Company’s net foreign currency exposures at September 30, 2017, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At September 30, 2017	Possible exposure (1)(2)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$17	$132
Mexican peso	15%	32	65
Argentine peso	15%	13	82

(1) Calculated based on fluctuations of foreign exchange rates during the twelve months ended December 31, 2016.

GOLDCORP    |  24

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

14.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 31(b) of the audited consolidated financial statements for the year ended December 31, 2016, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. There were no significant changes to the Company's contingencies as disclosed in note 31 of its audited consolidated financial statements for the year ended December 31, 2016 except as noted below:

(a)	Securities Class Action Lawsuits
United States shareholder class action lawsuit
Following the publication on August 24, 2016 of a news article relating to operations at the Company’s Peñasquito mine, several putative class action lawsuits were filed against the Company and certain of its current and former officers in the U.S. District Court for the Central District of California and one class action lawsuit was filed in the U.S. District Court for the Southern District of New York. On November 21, 2016, a lead plaintiff (“Plaintiff”) was appointed and all claims were consolidated into one action in the U.S. District Court for the Central District of California. On December 8, 2016, the Plaintiff filed an Amended Class Action Complaint and on December 22, 2016, the Plaintiff filed a Corrected Amended Class Action Complaint (the “Amended Complaint”). The Amended Complaint alleges that the Company and certain of its current and former officers made materially false or misleading statements or materially false omissions in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) concerning the Peñasquito mine. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities during an alleged class period from March 31, 2014 to October 3, 2016. On January 20, 2017, the Company filed a motion to dismiss the Amended Complaint. On September 6, 2017, the U.S. District Court for the Central District of California issued an order dismissing the action but permitted the Plaintiff to file a second amended complaint by September 28, 2017. On September 28, 2017, the Plaintiff filed a notice of intent not to file a second amended complaint. The matter is now closed.
Canadian shareholder class action lawsuit
On October 28, 2016 and February 14, 2017, separate proposed class actions were commenced in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its current and former officers. Both statement of claims alleged common law negligent misrepresentation in the Company’s public disclosure concerning the Peñasquito mine and also pleaded an intention to seek leave from the Court to proceed with an allegation of statutory misrepresentation pursuant to the secondary market civil liability provisions under the Securities Act (Ontario).  By a consent order, the latter lawsuit will proceed, and the former action has been stayed. The active lawsuit purports to be brought on behalf of persons who acquired the Company's securities in the secondary market during an alleged class period from October 30, 2014 to August 23, 2016.  The Company believes the allegations made in the claim are without merit and intends to vigorously defend against this matter.

(b)	State of Zacatecas’ ecological tax
In December 2016, the State of Zacatecas in Mexico approved new environmental taxes that became effective January 1, 2017.  Certain operations at the Company’s Peñasquito mine may be subject to these taxes.  Payments are due monthly in arrears with the first payment due on February 17, 2017. The legislation provides little direction for how the taxes are to be calculated and therefore, the Company is not able to estimate the amount of the taxes with sufficient reliability.
Further, the Company believes that there is no legal basis for the taxes and filed legal claims challenging their constitutionality and legality on March 9, 2017. Other companies similarly situated also filed legal claims against the taxes and the Mexican federal government has filed a claim before the National Supreme Court against the State of Zacatecas challenging whether the State of Zacatecas had the constitutional authority to implement the taxes.
As the Company is not able to estimate the amount of the taxes with sufficient reliability, no amounts have been recorded for any potential liability.

GOLDCORP    |  25

Third Quarter Report – 2017
(In millions of United States dollars, except where noted)

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	AST Trust Company (Canada)
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Etienne Morin
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

GOLDCORP    |  26